Exhibit 99.2

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 3, 2020

FAIRFAX REVISES RECORD DATE OF ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has revised the record date for its annual dividend announced earlier today to January 17, 2020 (the originally announced record date of January 21, 2020 interferes with a holiday in the United States).  The dividend payment date of January 28, 2020 remains the same.

The first paragraph of the press release of earlier today announcing the annual dividend should therefore be read as follows:

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has declared a dividend of US$10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 28, 2020 to shareholders of record on January 17, 2020.  Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                                                                  John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946